I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1 for the registrant insured under National Union Fire Insurance Company of Pittsburgh, PA, Bond No. 6214354. This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.
The results of the analysis are as follows:

Registrant	Asset value	Required Limit

Global X Funds	$3.7 billion	$2,100,000
As you are aware, the limit under the current bond is $2,500,000. Therefore, according to these calculations, the bond amount is sufficient to meet requirements of Rule 17g-1.
Sincerely,

/s/ Daphne Tippens Chisolm

Chief Compliance Officer and Secretary